June 21, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Taylor Beech

Re:	General Cannabis Corp (the “Company”)
Registration Statement on Form S-1
File No. 333-255969

Dear Ms. Beech:

I make reference to the above-entitled Registration Statement on Form S-1 filed with the Securities and Exchange Commission (“SEC”) on May 10, 2021, as amended pursuant to Amendment No. 1 to Form S-1 filed with the SEC on June 21, 2021 (collectively, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the Registration Statement so that it may become effective on Wednesday, June 23, 2021 at 9:30am Eastern Daylight Time, or as soon thereafter as reasonably practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Stephen M. Cohen of Fox Rothschild LLP, at 215-266-9601.

In connection with this acceleration request, the Company hereby acknowledges that:

●should the SEC or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

●the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
GENERAL CANNABIS CORP

By:	/s/David R. Fishkin
	Name:	David R. Fishkin
	Title:	General Counsel

cc:	Adam Hershey (Interim CEO)
Diane Jones (CFO)
Stephen M. Cohen, Esq.

General Cannabis Corp | OTCQX:CANN | 6565 E. Evans Ave., Denver, CO 80224 | 303.759.1300 | www.generalcann.com